Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  April 2, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 879
        Guggenheim International Dividend Strategy Portfolio, Series 15
                              File No. 333-179256

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 Dear Mr. Bartz:

     This letter is in response to the question that you raised during our telephone conversation on March 30, 2012 regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 879, filed with the Securities and Exchange Commission (the "Commission") on March 28, 2012. The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 15 (the "Trust"). This letter serves to respond to your question concerning the Security Selection section of the registration statement.

SECURITY SELECTION
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     1. Security Selection Rules - The third bullet point listed under the second Security Selection Rule previously stated that ADRs traded on either the NYSE or the NASDAQ do not have to meet the minimum liquidity requirement of $0.5 million as long as the company's underlying foreign local shares do meet the minimum liquidity requirement of $0.5 million. We asked which securities exchange must these underlying foreign local shares trade on for purposes of measuring minimum liquidity. Your response deleted the reference to ADRs and the underlying foreign shares and changed the selection disclosure. Please explain the reasoning for the change.

     Response: As discussed on March 30, 2012, the previous version of the registration statement mistakenly stated that FactSet Research Systems, Inc. and WM/Reuters provide the information for the securities selected for the Trust. The correct source of information is Bloomberg L.P. As a result, ADRs are not treated differently from foreign-listed stocks by Bloomberg L.P. for purposes of security selection for the Trust. The updated version of the registration statement correctly states the way that liquidity is determined for the sub-universe of securities and references Bloomberg L.P. as the provider of security information.


     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren